Exhibit 99.1

WiMi Hologram Cloud Inc. Announces Closing of Public Offering

-Offering participants include WB Online Investment Limited, an affiliate of Weibo Corporation (NASDAQ: WB)-

WiMi Hologram Cloud Inc.

July 29, 2020

BEIJING, July 29, 2020 - WiMi Hologram Cloud Inc. (Nasdaq: WIMI) ("WiMi" or the "Company"), a leading holographic augmented reality ("AR") application platform in China, today announced the closing of WiMi's “best efforts” public offering of 7,560,000 American Depositary Shares ("ADSs"), each representing two Class B ordinary shares of the Company, at a public offering price of US$8.18 per ADS for a total offering size of up to US$61,840,800, before deducting underwriting discounts, commissions and estimated offering expenses. Participants in the offering include a select group of institutional investors in both the US and Asia, including WB Online Investment Limited, an affiliate of Weibo Corporation (NASDAQ: WB).

The Company intends to use the proceeds from its public offering to research and development of the application of holographic AR technologies in the semiconductor industry, as well as for strategic acquisitions and investments and for working capital and general corporate purposes.

The Benchmark Company LLC, and FT Global Capital Inc. acted as joint lead bookrunning managers while Valuable Capital Limited acted as Book Running Manager – Asia for this offering. DLA Piper LLP acted as the Company’s U.S. legal counsel, Sheppard, Mullin, Richter & Hampton, LLP and Schiff Hardin LLP acted as U.S. legal counsel for the joint lead bookrunning managers, and PacGate Law Group acted as PRC legal counsel for the joint lead bookrunning managers.

The ADSs described above were offered by WiMi pursuant to a registration statement that was declared effective by the Securities and Exchange Commission on July 27, 2020.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a prospectus forming part of the effective registration statement. A copy of the final prospectus relating to the offering may be obtained by contacting The Benchmark Company, LLC, via email at prospectus@benchmarkcompany.com or at 150 East 58th Street, 17th Floor, New York, New York 10155, United States.

About WiMi

WiMi, whose commercial operations began in 2015, operates the largest integrated holographic AR application platform in terms of revenues in 2018 in China and has built the most comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed public offering. The offering is subject to market and other conditions and there can be no assurance that the offering will be completed or as to the actual size or terms of the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including market conditions, risks associated with the cash requirements of our business and other risks detailed in the Company's registration statement, and represent the Company's views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. The Company does not assume any obligation to update any forward-looking statements except as required by law.

SOURCE WiMi Hologram Cloud Inc.

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